

June 6, 2012

<u>Via E-mail</u>
Mr. Philip Coffey
Chief Financial Officer
Westpac Banking Corporation
275 Kent Street
Sydney, New South Wales 2000
Australia

  Re: Westpac Banking Corporation
     Form 20-F for the Fiscal Year Ended September 30, 2011
     Filed November 14, 2011
     File No. 001-10167

Dear Mr. Coffey:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Angela Connell for

          Stephanie J. Ciboroski
          Senior Assistant Chief Accountant